

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 25, 2011

Via facsimile to ((415) 281-1350) and U.S. Mail

David K. Michaels, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

        Re: **RAE Systems, Inc.**
               Preliminary Revised Proxy Statement on Schedule 14A
               Filed February 22, 2011
               File No. 001-31783

               Amended Schedule 13E-3
               Filed February 22, 2011
               File No. 005-58813
               Filed by RAE Systems Inc., et. al.

Dear Mr. Michaels:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1.   We reissue prior comment 1. The Schedule 13E-3 was filed by all of the filing persons and all of them are responsible for the disclosure included in the Schedule.

Preliminary Revised Schedule 14A

Summary Term Sheet, page 1

2.   We note the revisions made in response to prior comment 5. Please revise your disclosure further to clarify whether the amounts of equity financing to be invested by Vector Capital ($52.1 million) and PSIL ($8 million) may be increased in the event the debt financing is not obtained and describe the effect of any such increase on the post-closing capital structure. Also, please disclose whether there is any maximum amount for the equity contributions of each of Vector Capital and PSIL.

Background of the Merger, page 12

3.   We note the response to prior comment 7. Please disclose the basis for the views expressed by Mr. Chen's counsel as to the enforceability of the original rollover agreements in connection with the "Merger Agreement as amended." Also, explain whether any filing person considered this development in drafting and evaluating the Battery merger agreement (which did provide for the possibility that a superior offer may be presented to and considered by the company). Finally, revise your disclosure in an approriate location to include the analysis conducted by Mr. Chen as to whether the potential dilution or increased financial leverage to the company subsequent to the merger outweighed the benefit of an additional $0.10 per share to be paid to all of the company's security holders through the January 16, 2011 Battery merger proposal.

4.   Please update the description of the offer presented by Battery Ventures affiliates on February 2, 2011. Also, clarify whether the termination fee previously paid to Battery Ventures would be recovered in the event the company agreed to a new transaction with Battery Ventures.

Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors, page 27

5.   We reissue prior comment 8 in part. Revise your disclosure to describe whether the special committee attempted to negotiate the elimination of the condition Battery Ventures placed on its offer that required the support of Mr. Chen and Dr. Hsi.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions